Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission an amendment to its Registration Statement on SEC Form S-4, and Advanced Fibre Communications, Inc. expects to mail a Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500. Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.'s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

The following is a transcript of a presentation by Tellabs, Inc. at the Banc of America Securities 34th Annual Investment Conference on September 22, 2004.

Tellabs
Tim Wiggins, Executive Vice President and CFO
Banc of America Securities 34th Annual Investment Conference-Breakout
September 22, 2004

Moderator:	Okay. Thanks for joining us here for Tellabs. Let me just read this. As you're aware, we're required to make a number of conflict of interest and related disclosures in connection with our participation in this conference and the companies that we may discuss. If you'd like to review these important disclosures, please pick up the packets containing the public appearance disclosures at the back of this room at each of the breakout sessions. PDF copies can be accessed by those of you viewing these presentations via the webcast. I think Tellabs has their turn now.

Tom:
After the last presentation, I asked Tim if he was going to read his language, and since he said he was, I'm going to read mine too. This presentation may contain forward-looking statements so statements should be viewed in the context of the risk factors articulated in Tellabs most recent SEC filings. This presentation may include GAAP and non-GAAP financial measures. The complete reconciliation of such measures can be found at our Tellabs.com website. As I said earlier, we are, as I think everyone here understands, involved in a merger with AFC, and as a result, I am obliged to say that this communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission an amendment to its registration statement on SEC Form S-4 and Advanced Fibre Communications, Inc. expects to mail a proxy statement prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. We urge investors and security holders to read the proxy statement prospectus and any other relevant documents to be filed with the SEC because they will contain important information. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations at 1415 West Deal Road, Naperville, Illinois 60563. Telephone is 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations at 1465 North McDowell Boulevard, Petaluma, California 94954, telephone 707-792-3500.

Interest of certain persons in the merger—Advanced Fibre Communications, Inc. and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from or may be in addition to those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the proxy statement prospectus with respect to the merger which may include potential membership on the Tellabs, Inc. Board of Directors, option in stockholdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.'s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement prospectus when it becomes available.
That said, I think we're ready to take your questions.
Question:
Maybe if I could just throw one out there. Tim, you mentioned Vivace is one of the focus areas in the presentation. Could you just give us some color on how that's trending, how bid activity is there, what does the 8800 product line look like?
Answer:
We go back to spring of last year. Looking to fill out our portfolio in this IP/MPLS space, new to Tellabs in that data space—interesting things. A couple data points on that. One is that our new CEO, Krish Prabhu, came in and Krish had a kind of a go/no-go vote that portfolio and our strategy there and reaffirmed that strategy and we continue to allocate additional R&D dollars to that platform. Having said that, we have a lot of trials underway. We've got some marquee customers. We have some applications that work very well and we're able to differentiate. I'd like to see some of these trials turn into revenue a little bit faster but the guys that have been around this space a long time tell me these are longer sales cycles. But everyone at Tellabs is energized and encouraged about the product. I've heard nobody since we bought the portfolio complain about the technology of the product or say we should have done something different. I think we're pleased with the move we made. We think it complements what we're trying to do in our core space, help our customers round out their portfolio. So we've got some aggressive growth goals for that product. We're spending a significant component of R&D in that space and at this point we're encouraged by what we see.
Question:	[Inaudible]

Answer:
The question is around supply chain and potential savings and when might we see those. I think in the supply chain area, AFC is a bit ahead of us in terms of what we've done at Tellabs. We're probably one of the last companies in the telecom space to outsource our manufacturing and I think there's a process whereby you learn how that works and how you get more efficient and effective. When we look at Tellabs, we have Sanmina in North America and Elcoteq internationally. Flex is also involved and AFC may have one or two other partners. So I think what we look at is the spend internally and we think at Tellabs we have some improvements to do there and we can leverage on the experiences at AFC and some of their know-how. And then over the longer term, how do we leverage that expanded volume and these outsourced relationships. But if you think about the dollars involved, think about the combined business being north of a billion and a half and think about the cost of components in that equation, several points of savings can be significant. So think in terms of timing. We'll see some of those savings early in '05 but part of them will involve moving to a consolidated or one ERP system. We're on SAP. AFC is on BON(?) and SAP at their Marconi North America business. So I think part of it will be a function of moving into that consolidated view. That will help both in terms of some of our admin class but also accelerate the supply chain savings. So later half of '05, early half in '05, we have some costs associated with putting some of those savings in place and really see it running kind of full blast in '06. Question in the back?
Question:	[Inaudible]
Answer:
Good. Question is about wireless and there's been lots of ink spilled about other companies in the wireless space and what kind of experience are they having and so the question is how do we see it playing it out now and into '05. Wireless has been a big part of our story. A year ago or early part of last year, our gross margins were 42 percent. Last quarter they were about 58 percent and certainly it has to do with operating leverage, volume, cost savings and also our feature pack 9.0 which was a big success and is a big success in that wireless space. We saw the percent of our North American transport move from in terms of wireless versus wire line move from mid-30s to high 50s. A couple of weeks ago, our CEO, Krish Prabhu, mentioned that there's some thought that the wireless spending would slow down in the back half and from Tellabs' perspective, we would expect to see kind of the normal increase in wire line spending. For our third quarter or if I look back in Q1 and Q2, the wireless business has been a strong contributor both in terms of revenue growth and margin. As we look at Q3, we've got about 10 days left. It's turning out to be kind of a normal seasonal back-end loaded quarter. So I can't see with great clarity but we did guide for significant year-on-year growth. We still expect that. When we see how this quarter plays out, certainly wireless will be an important contributor both in terms of where our revenue comes out and in our margin. As we look forward, we see our wireless continuing to be a very strong business notwithstanding how it plays out in Q3. We've seen strong spending in certain key areas but I've sat in one of our reviews where we were talking about a fairly low penetration in our customer space for the kind of products that we have. I'm talking about 20, 25 percent. So the view was that as this 3G rollout continues, as the AT&T situation pans out and some of the other moving pieces that we see continued strength in that wireless space. And in fact, as we look out into '05 and '06, see continued opportunities in that wireless space and are developing strategies around it. So we see it as a continuing important part of the business, a place where we have some competitive advantages and look to leverage it.
Q:	[Inaudible]
Answer:
The total quarter is more back-end loaded than we've seen earlier in the year but that I'm told—I don't have great depth of experience with Tellabs—but that's more traditional for Q3 Europe, vacations and the like. So the quarter is more back-end loaded than we've had in Q1 and Q2.
Q:	[Inaudible]

Answer:
That's a great question. Question was we talk about energizing the core at Tellabs, talk to us about energizing the core at AFC. I think there's a neat opportunity there for us. The AFC guys based on the year, year and a quarter that we've been working on this deal, from my standpoint, I've been very focused on profitability, singularly focused on moving our business more into that RBOC space. I think that's one of John Schofield's visions. And because they've got one eye on their profitability and they've been excellent at managing profitability through the downturn, they had to make allocations on the R&D spend. One of the exciting things about the transaction is when we look at our Tellabs-only pool and we say where should we spend our R&D dollars to create growth, I think we'll come up with a different answer when we step back and say now I have access and transport to spend R&D money and now something that might have made the grade at Tellabs in terms of growth won't make the grade because it doesn't have the strategic value that we think these access products have. So we think that we'll look to find ways to take R&D dollars out of the Tellabs space and put them in the AFC space. I'm told that some of the deterioration that AFC is seeing in their DLC space is a function of attention being paid to the FTTP and that's been fed back by competitors and also customers and I think their team feels that some additional focus in there would pay dividends and I think Krish Prabhu believes that that's the case as well.
Q:	[Inaudible]
Answer:
The question is around Marconi and goodwill impairment. No, I think the interesting thing about Marconi, there's a lot of talk about their architecture and whether the two Marconi platforms are up to the task and can handle IPTB(?) and the like but what I've come away from the diligence is that the North American business, the Marconi business, has a very strong relationship with BellSouth, that BellSouth has looked at a number of alternatives to help them migrate to the platforms they want to be on and yes, depending on the day that the proposal coming out to look at other vendors, but I would say that they're in a position of incumbency and they're willing to focus on that area so I think at this point, it's a strong part of their business, it's producing good sales, we're not thinking about impairment. We've certainly got one eye on what's going to happen at BellSouth there.
Q:	[Inaudible]
Answer:	I believe they have an excellent relationship and Tellabs has a relationship as well. Other questions?
Q:	[Inaudible]
Answer:
Not on its face. If you look at the new S-4 and look at some of the descriptions around what is a Mac(?), of course I think if you ask three lawyers, you'll get four opinions on what a Mac is but certainly AFC and AFC's Board from my standpoint was concerned about deal certainty. So if you look at the language, it talks about quarterly projections or missing a quarter isn't on its face a defined Mac. So I think that's been tightened up tremendously. We certainly are well aware of what's happened in Q1 and Q2 as you all are and have looked very carefully at Q3, and while their quarter isn't over either, we're pretty comfortable that we know what the range of issues are and we've taken that into account. So I think—I can't foresee anything—you never say never—but I don't see that as being an issue and it was I think from the lawyers' standpoint, tried to minimize that as an issue as well.
Q:	[Inaudible]
Answer:	I don't know. Repeat what I said. No. I don't think so.
Male:	Nothing to read into that.
Answer:	That's just filling air time.
Q:	[Inaudible]

Answer:
The question is around an update on milestones around the FTTP. There are additional milestones. They are challenging like the ones that have gone before this. Without speaking for them, I know they're working very hard at it. I think from our standpoint as the deal gets closer, we'll be more actively involved as we can under the rules but that is not an unusual event I'm told in terms of having very difficult milestones that have financial penalties and I would separate that somewhat from whether the supplier and the customer are going to continue to move forward and I think those are separate issues. I think Verizon wants to make sure that they have AFC's full attention and to the extent that they can save some money along the way, it's probably not a completely negative thing. Back in the back.
Q:	[Inaudible]
Answer:
Not a tremendous amount. I think the—and I would tell you that the AFC folks have this technology and there are some very skilled people working on it. I think from our standpoint, obviously we have a very good relationship with the folks at Verizon. They are our largest customer. We have a long-standing relationship. So I think from a standpoint of making sure that we monitor the situation and we can encourage John Schofield and his team to continue doing the yeoman's work they're doing to move that forward, but it's their business. They're a standalone business. They certainly worked very closely with us and we're in communication. I think it's a matter of monitoring and encouraging and making sure that we're comfortable that it's moving in a direction that will continue to satisfy Verizon on that front.
Q:	[Inaudible]
Answer:	That's a great question. Another complex question that was really assessing our various positions. Was it just fiber?
Q:	[Inaudible]
Answer:
Yeah. It's really a question around how do we reallocate—how would you go about prioritizing? This is probably better for the guys that understand this space but I think from my standpoint, I take a lot of comfort in saying can we do something to shore up their DLC space and whether ADSLII and all the rest of that creates some opportunities. I think there's more legs there and what we're being told is that some additional attention would do wonders. I think on the fiber, from my standpoint, the first move position at Verizon is critical because you're there. You're in the labs, you're in the active networks, it's being deployed. So I think beyond that, I think I'm probably not equipped to give you a good answer there today. We'll know here when we get through the fall and get it close and get our planning buttoned up, we'll know where we're going to go next year. Up here.
Q:	[Inaudible]
Answer:	The beeper's come. I can't answer that question. Yes. The question is there was a company letter and she's asking whether there were hurdles or I guess.
Q:	[Inaudible]
Answer:
No, there's not. The company letter is a way for them to communicate to us all the—I don't know if I'd call it dirty lau—issues, thank you. And no. What they said to us is we're in a competitive situation and revenue is uncertain. I mean, it's all the stuff you'd expect them to say given their experience, and no, there's no threshold amount there. And in fact, if you read the S-4, it's pretty clear in terms of what they're trying to accomplish which is—and by the way, the cases around Mac suggest the same thing which is short-term misses and earnings aren't Macs. So that's kind of consistent with everything else that we've received from them. Over here.
Q:	[Inaudible]

Answer:
When we looked at evaluations—I think he's asking how did you come up with pro forma numbers? The pro forma numbers in the financials are historical, thank goodness. For the fairness of . So he's asking a question around valuation and which numbers we're using. I've had some questions of folks that are clever and reversed engineered some of the and try to figure out the AFC numbers from the Bear Stearns stuff and the S-4. I would tell you that we paid a lot of attention to where their business had come for the first part of the year. We were paying attention to our own diligence which also—but we had one eye on what The Street's were saying as well and will tell you that the AFC folks—none of us know what's going to happen six months out. We don't at Tellabs and they don't at AFC. They've been somewhat more optimistic about their business prospects and we've been somewhat more pessimistic as you'd expect. So we would tend to be toward the lower end of their internal numbers and paying attention to what the analyst community and The Street believe just as another data point. We also had developed kind of a same answer on our own internally so hopefully that helps you in some sense of what we're expecting out of the business. We've got time for maybe one or two more easy questions.
Q:	[Inaudible]
Answer:
Yeah, there's some conversation about maybe the FCC will rule on how you deal with bundling or unbundling on these various permutations of fiber including and the like and would that have a positive impact on our business? I think we've got some strong positions—a strong position at Verizon. We're incumbent at BellSouth. SBC—we're not as strong in terms of a combined business and I think it'd be positive. I think that would allow some of the RBOCs to spend money there more comfortably and I think that'd give us a shot. We've got some great technology and a lot of motivated folks so it seems to me like a positive effect comes to pass. One more. No more?
Q:	[Inaudible]
Answer:
Question is about the Verizon-AFC relationship since the missed milestone. I'm not privy to the conversations that AFC team has with Verizon but we see some of the other activities. One of the very encouraging things is that Verizon moved from a trial to a deployment on the stuff in Keller, Texas. That's a very positive move. I've seen some ink spilled around second vendor and I think the sense is that the guy that's in the lab and doing the work has got the position and I think our view is we like working with Verizon. We think we have a good relationship. We think AFC's got great technology and we think we can add some value to that whole picture.
Q:	[Inaudible]
Answer:
The question is what kind of independent verification could we get about the relationship with Verizon and we have lots of ways to kind of get input on that. I think at the end of the day, we were encouraged by where AFC is in the process and the public moves that Verizon's made and through our channel checks like you guys have, nothing there that causes undue stress. Great. I appreciate all your interest. Thanks for coming.
END